No Act




13000720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 2/28/13

March 5, 2013

Frances S. Chang
PG&E Corporation
frances.chang@pge.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-05-2013

Re: PG&E Corporation
Incoming letter dated February 28, 2013

Dear Ms. Chang:

This is in response to your letter dated February 28, 2013 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter B. Kaiser
FISMA & OMB Memorandum M-07-16

March 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated February 28, 2013

The proposal relates to a policy.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(e) because PG&E received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(e).

We note that PG&E did not file its statement of objections to including the proposal in its definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant PG&E's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

February 28, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended —Proposal from Peter B. Kaiser

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude a shareholder's proposal (with the supporting statement, the Revised Proposal) from the proxy materials for PG&E Corporation's 2013 Annual Meeting of Shareholders (the 2013 Proxy Materials) for the following reasons:

- Rule 14a-8(e) because the Revised Proposal was submitted after the submission deadline.

The Revised Proposal was submitted by Mr. Peter B. Kaiser (the Proponent) on February 26, 2013. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Revised Proposal from its 2013 Proxy Materials, as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Revised Proposal from its 2013 Proxy Materials. As described below, PG&E Corporation also believes there is good reason for the Commission to waive the Rule 14a-8(j) deadline for companies to submit notices of their intent to exclude a Rule 14a-8 proposal.

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

I. BACKGROUND

This request relates to the Revised Proposal, which in turn is based on a proposal that was initially submitted to PG&E Corporation by Proponent on December 4, 2012. Below is a summary of correspondence related to this matter.

- On December 4, 2012, PG&E Corporation received a shareholder proposal submitted pursuant to Rule 14a-8 (the Initial Proposal).
- On January 4, 2013, PG&E Corporation timely filed a No-Action Letter request with respect to the Initial Proposal (see Exhibit A).
- On February 25, 2013, Staff issued a No-Action Letter, indicating that it would not recommend enforcement action if PG&E Corporation excluded the Initial Proposal pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) (see Exhibit B).
- On February 26, 2013, the Proponent sent a message to Staff and PG&E Corporation, requesting permission to modify the Initial Proposal. This new, modified proposal is the Revised Proposal. A copy of Proponent's correspondence is included as Exhibit C.

II. REASONS FOR EXCLUSION

A. The Revised Proposal May be Excluded Pursuant to Rule 14a-8(e) Because It was Received After the Deadline for Submitting Rule 14a-8 Shareholder Proposals.

Rule 14a-8(e) states the process for determining the date by which shareholders must submit Rule 14a-8 shareholder proposals. The deadline for shareholders to submit 14a-8 proposals for inclusion in PG&E Corporation's 2013 proxy materials was December 4, 2012. This deadline was calculated in conformance with Rule 14a-8(e)(2), and also was published in PG&E Corporation's 2012 proxy statement, as required by Rule 14a-5(e)(1).

PG&E Corporation is treating the Revised Proposal as a second proposal, consistent with Staff guidance. (*See* Section D.2., Staff Legal Bulletin No. 14F, October 18, 2011). Specifically, Staff has stated that, if a shareholder submits a revised proposal after the company's deadline for receiving Rule 14a-8 proposals, the company is not required to accept the revisions. If the company does not accept the revisions, the company must treat the revised proposal as a second proposal.

Consistent with that guidance, this letter serves as notice of PG&E Corporation's intention to consider the Revised Proposal as a second proposal, and to exclude the Revised Proposal pursuant to Rule 14a-8(e). As indicated above, PG&E Corporation has already filed its No-Action Letter request, which provided notice of PG&E Corporation's intention to exclude the Initial Proposal. In that regard, Staff issued a corresponding No-Action Letter on February 25, 2013.

B. There is Good Cause to Waive Rule 14a-8(j) 80-day Submission Deadline.

Rule 14a-8(j) provides that if a company intends to exclude a Rule 14a-8 proposal, it must submit reasons why it intends to exclude a Rule 14a-8 proposal to the Commission no later than 80 calendar days before the company files its definitive proxy materials. However, the Commission may waive the 80-day deadline if the company demonstrates good cause for missing the deadline.

Here, the Revised Proposal was submitted nearly seven weeks after the applicable 80-day deadline, so it would have been impossible for PG&E Corporation to file its reasons for exclusion before the 80-day deadline. This identical situation is addressed in Staff guidance; Staff has previously advised that the most common reason for showing good cause is that the shareholder proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. (*See* Staff Legal Bulletin No. 14B, Section D, September 15, 2004.)

III. CONCLUSION

As discussed above, we believe that the Revised Proposal is excludable from PG&E Corporation's 2013 Proxy Materials under Rule 14a-8(e), and that PG&E Corporation can demonstrate good cause for filing this request after the Rule 14a-8(j) deadline.

By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Revised Proposal from its 2013 Proxy Materials.

We would appreciate a response from Staff by **March 5, 2013**, to provide the Corporation with sufficient time to finalize and print its 2013 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: ***FISMA & OMB Memorandum M-07-16***

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,



Frances S. Chang

cc: Linda Y.H. Cheng, PG&E Corporation
Peter B. Kaiser (via e-mail at ***FISMA & OMB Memorandum M-07-16***

Attachments: Exhibits A-C

EXHIBIT A



Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

January 4, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Proposal from Peter B. Kaiser

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude all or portions of a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2013 Annual Meeting of Shareholders (the 2013 Proxy Materials) for the following reasons:

- Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal, if implemented, would cause PG&E Corporation to violate state law, and PG&E Corporation would lack the power or authority to implement it;

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations; and

- Rule 14a-8(i)(1), because the Proposal, if approved, would be binding on the company, in violation of applicable California state law.

PG&E Corporation also believes that portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9, because they are impermissibly false and misleading.

The Proposal was submitted by Mr. Peter B. Kaiser (the Proponent) on December 4, 2012. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes all or portions of the Proposal from its 2013 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal (or, if applicable, portions of the Proposal) from its 2013 Proxy Materials.

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2013 Proxy Materials with the Commission.

I. BACKGROUND – THE PROPOSAL

PG&E Corporation received the Proposal from the Proponent on December 4, 2012. The Proposal reads as follows:

> Resolved, to avoid unnecessary future problems with smart meters and customers, PG&E will revise its current smart meter opt out policy to allow no initial fees for opting out and no fees for reading opt out meter with any fees already paid to be returned to the customer; will allow any customer to read their own meter free of charge; and will reinstall an analog meter to anyone who wants one free of charge and require any new smart meter installations only for those who voluntarily request it in writing.

The Proposal would require that PG&E Corporation "revise" a policy relating to its metering technology in four specific ways:

- No new smart meters will be installed unless the customer voluntarily submits a written request for a smart meter,
- Customers who currently have smart meters may request to have an analog meter reinstalled, free of charge,
- Customers who "opt out" of receiving a smart meter will not be charged initial "opt out" fees or ongoing meter reading fees, and any "opt out" fees that already have been paid will be returned to the customer, and
- Customers will be permitted to read their own meter, free of charge.

The supporting statement contains numerous whereas clauses suggesting that:

- It might be illegal for Pacific Gas and Electric Company (PG&E)[2] to force customers to accept and pay for a product or service which they do not want to have;
- Customers should not be forced to buy a product which they believe violates their privacy rights and/or causes risks to health and is not in their best interests;
- Cities enacted moratoriums on installation of smart meters, and PG&E ignored such moratoriums in violation of local law;
- The California Public Utilities Commission (CPUC) approved a smart meter policy submitted by PG&E, under which each individual who opts out of the smart meter program is charged a $75 initial fee and $120 per year to have the meter read; and

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[2] PG&E Corporation's subsidiary, Pacific Gas and Electric Company (PG&E) is responsible for providing utility services to customers, and implements the smart meter program.

- Unnecessary lawsuits and poor public relations have resulted from forcing smart meters on customers who do not want them.

A copy of the Proposal and all related correspondence is included in Exhibit A.

II. REASONS FOR EXCLUSION

A. The Proposal, if implemented, would cause the company to violate state laws. PG&E Corporation would lack the authority or power to implement the Proposal, and it may be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Rule 14a-8(i)(2) provides that a company may omit a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the issuer to violate any state, federal, or foreign law. Rule 14a-8(i)(6) provides that a company has grounds to omit a shareholder proposal if it would lack the power or authority to implement the proposal.

As noted in the attached opinion of California counsel (Exhibit B), the Proposal conflicts with the CPUC's advanced metering infrastructure (AMI) orders and regulations requiring the deployment of "smart meters" to serve PG&E's customers and requiring customers who choose an alternative metering arrangement to pay fees and charges to defray the costs. Given that PG&E is regulated by the CPUC and the CPUC is the state agency designated by the California Constitution with exclusive jurisdiction over the rates, terms and conditions of PG&E's public utility services and metering equipment, the Proposal is contrary to state law.

PG&E may not independently revise the applicable "opt out policy" for smart meters, because the policy reflects requirements imposed by the CPUC. Further, the Proposal would require specific policy changes that are contrary to applicable CPUC regulations. Without the CPUC's express approval and formal regulatory orders, PG&E lacks the authority or power to implement the Proposal.

PG&E Corporation acknowledges that, in some instances where a proposal would violate state law, Staff will permit a shareholder to modify a proposal to instead recommend or request that the board or company "take steps necessary" to achieve the purpose of the proposal. *See, e.g.*, No-Action Letters (NALs) for *RTI Biologics, Inc.* (avail. Feb. 6, 2012); and *The Adams Express Company* (avail. Nov. 22, 2010). However, and as noted below in Section II.B.3, such an amendment would effectively require PG&E Corporation to lobby for changes to the CPUC's applicable requirements, and such lobbying activities may be excluded under the "ordinary business" exception in Rule 14-8(i)(7).

For these reasons, PG&E believes the Proposal may be omitted pursuant to Rule 14a-8(i)(2) and 142-8(i)(6), and that this position is supported by the opinion of counsel and Staff's prior decisions, as reflected in the above cited NALs.

B. The Proposal relates to ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations."

> The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples include the management of the workplace, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples include proposals that involve intricate detail or establish specific time-frames or methods for implementing complex policies.

Staff has not required that both considerations be satisfied before a proposal may be excluded pursuant to Rule 14a-8(i)(7). Instead, Staff appears to consider, on a case-by-case basis, each of the two prongs. For example, in recent NALs, Staff agreed that a proposal could be excluded solely because it sought to micro-manage the company's operations. *See General Electric* (avail. Jan. 25, 2012) (proposal excluded because it sought to micro-manage the company's operations; no proposal topic was mentioned in the Staff's NAL). In other NALs, Staff has supported exclusion of proposals that both involve ordinary business operations and significant policy issues. *See, e.g., PetSmart, Inc.* (avail. Mar. 24, 2011) (proposal requested that suppliers certify they had not violated certain acts or laws relating to animal cruelty, and Staff permitted exclusion because, although the humane treatment of animals is a significant policy issue, Staff noted that the scope of the laws covered by the proposal is fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (proposal requested assessment of a policy barring future financing of companies engaged in a particular practice that impacted the environment, and Staff permitted exclusion because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions"). In other NALs, Staff has required inclusion of proposals concerning the "significant policy issues" of environment and public health, but also specifically noted that these proposals did not seek to inappropriately micro-manage the company, which suggests that such micromanagement would have been grounds to permit exclusion. *See, e.g., Arch Coal* (avail. Feb. 10, 2012); *Comcast Corporation* (avail. Mar. 27, 2012); and *Fossil, Inc.* (avail. Mar. 5, 2012).

As described more fully below, PG&E Corporation believes that the Proposal both involves matters of "ordinary business operations" and does not focus on a significant policy issue, and also attempts to micro-manage PG&E/PG&E Corporation, and thus may be excluded pursuant to Rule 14a-8(i)(7).

1. Decisions regarding the installation and pricing of equipment for customers are a matter of "ordinary business operations."

PG&E sells electric and gas utility services to business and residential customers in a service area located largely in Northern California. These PG&E utility services include, among other things, distributing and delivering natural gas and electric energy directly to customers, including (1) metering and billing the natural gas and electric energy delivered to customers, (2) helping customers find a rate structure that matches their needs and gas or electric energy usage profile, (3) providing opportunities for customers to increase energy efficiency, and (4) providing financial support to those who implement new technologies or who otherwise qualify for financial assistance with utility bills, etc. These different functions are intertwined, both operationally and financially; decisions in one area can affect services and revenues from another area. Further, PG&E's reliance on accurate information from smart meters to assess how much to bill a customer for utility services is essential for PG&E to fulfill its fundamental public utility obligation to serve under California law. The use of the new, digital smart meters as mandated by the CPUC – which smart meters collect electrical and natural gas billing and usage data and then periodically transmit the data wirelessly and electronically to PG&E - enable PG&E to fulfill its public utility obligations in a timely, accurate and cost-effective manner.

Management's decision making is further complicated by the fact that PG&E's activities also are subject to direct and continuing regulation by the CPUC, which regulation covers the rates, terms, and conditions of PG&E's services.[3] (*See* Section II.A, above, for a discussion of the CPUC's role in regulating PG&E.)

PG&E's business of providing the full range of utility services is extremely complicated, and requires that management's day-to-day decisions reflect knowledge of applicable costs, operational challenges, staffing resources, business climate and projections, and the applicable regulatory and legal requirements imposed by the CPUC.

The Proposal generally seeks to dictate how PG&E provides its public utility services to customers. If the Proposal were implemented, PG&E would be required in many cases to switch from its current digital metering technology and revert to analog meters; the Proposal requires that all new meters be analog, unless the customer voluntarily submits a written request for a smart meter. The Proposal also specifically dictates the fees that would be charged for meter installations and meter reading by PG&E. Specifically, there would be (1) no initial fees for customers who "opt out" of smart meter installation and instead request an analog meter, (2) no fees for PG&E to read "opt out" analog meters, (3) no fees for customers to read their own "opt out" meter, and (4) no fees for reinstalling analog meters to

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[3] Section II.A notes PG&E Corporation's belief that the Proposal also would cause PG&E Corporation to violate state law.

replace existing smart meters. PG&E also would be required to repay any "opt out" fees that customers already have paid.

Decisions regarding meter selection, and the specific pricing that accompanies meter usage, require consideration of a multitude of business and regulatory issues, and cannot be made in isolation. The Proposal's terms attempt to inappropriately place difficult operational decisions in the hands of shareholders, who cannot, as a practical matter, oversee such matters effectively. The Proposal's details probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Recent Staff NALs support PG&E Corporation's position.

- *Choice of Technology*. The Staff has in the past consistently agreed that companies generally may exclude proposals that – similar to the Proposal's requirement for using of analog meters - address the company's choice of technologies for use in operations. *See, e.g.*, NALs for *AT&T, Inc.* (avail. Feb. 13, 2012) (proposal requested a board report regarding steps the company was taking to address the cost, inefficiencies, and regulatory environment relating to AT&T's decision to use set-top boxes); and *CSX Corporation* (avail. Jan. 24, 2011) (proposal asked for actions to convert the locomotive fleet so that it would be powered by fuel cells by 2025).

- *Products and Services Offered for Sale by Company*. The Staff in the past has consistently agreed that companies generally may exclude proposals that – similar to the Proposal's requirements affecting the utility services that PG&E provides to customers – concern the products and services that the company offers for sale. *See, e.g.*, NALs for *Dominion Resources, Inc.* (avail. Feb. 22, 2011) (proposal that company offer customers the option of directly purchasing electricity generated from 100% renewable resources by 2012); *Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (proposal that company pursue solar market to increase earnings and profits, and report to shareholders regarding implementation of business opportunities for solar power); *Dominion Resources, Inc.* (avail. Feb. 3, 2011) (proposal to provide financing for residential or small business owner installation of rooftop solar or wind power); and *The Walt Disney Company* (avail. Dec. 22, 2010) (proposal to bar children from the designated smoking areas within the company's theme parks).

- *Fees, Income, and Revenue Management*. The Staff in the past has agreed that companies generally may exclude proposals that – similar to the Proposal's requirements regarding pricing for PG&E services – affect operational decisions relating to budget and financing. *See, e.g.*, NALs for *IEC Electronics Corp.* (avail. Nov. 3, 2011) (proposal to require company to maintain, under certain circumstances, a minimum cash balance on the last day of each quarter, excluded because it related to "the management of cash"); *Exxon Mobile Corporation* (avail. March 3, 2011; reconsideration denied March 21, 2011) (request for board report detailing U.S. government subsidies and associated reputational risk over prior three years, excluded because it related to "the company's sources of financing"); and *Ford Motor Company* (avail. Jan. 31, 2011) (proposal to provide certain shareholders with replacement automobiles at cost, excluded because it related to "setting of prices for products and services").

2. The Proposal does not focus on a "significant policy issue" in a manner that would require inclusion in the 2013 Proxy Materials.

PG&E Corporation does not believe that the Proposal focuses on a "significant policy issue." First, PG&E Corporation has found no instance in which the Staff has determined that the Proposal's general thrust – deployment of smart meters – is a "significant policy issue" that may override other elements of the ordinary business exclusion. In fact, we have found no other NALs discussing smart meters.

Second, while the Corporation recognizes that Staff has in the past deemed that "environmental and public health" concerns can raise significant policy issues, the Proposal does not focus on public health, despite the fact that the word "health" appears once in the Proposal's supporting statement. In fact, the Proponent seems to be equally concerned about privacy, and even more about the cost of "opting out" of smart meters. The Proposal's details pertain to the operational minutia of how individuals can get analog meters for free, as opposed to reflecting a broader concern with public health.

Finally, even if the Proposal were read to implicate significant policy issues related to public health, the Proposal's combination of broad scope with specific operational requirements intrudes upon the day-to-day tasks of management and seeks to micro-manage the company. (*See* discussion above in Section II.B.1.) As noted above, recent Staff NALs suggest that proposals that implicate both significant policy issues and also micro-management of ordinary business operations may be excluded.

3. If Staff permits proponent to amend the Proposal such that PG&E Corporation must "take steps necessary" to implement the Proposal, then the Proposal also could be excluded pursuant to Rule 14a-8(i)(7) as an ordinary business matter.

As noted in Section II.A above, PG&E Corporation also believes the Proposal is contrary to state law, as evidenced in orders and regulations of the CPUC. Even if Staff permitted the shareholder to amend the Proposal to only require that PG&E Corporation take steps necessary to implement the proposal in an effort to avoid the state law concerns, that reading would provide additional grounds for exclusion under the "ordinary business" exception in Rule 14-8(i)(7).

As a regulated entity, the CPUC's orders, regulations, and other requirements affect nearly every aspect of PG&E's operations and finances. These requirements are reflected in a network of laws, regulations, orders, and administrative decisions, as well as ongoing regulatory supervision and oversight from the CPUC and CPUC staff. Nearly all business decisions must be made with an awareness of applicable CPUC legal and regulatory requirements, and any filings or other submissions or appearances that request action from the CPUC must take into account whether those requests and submissions affect other proceedings and decisions.

Because of the breadth and complexity of the regulatory environment and its impact on PG&E operations and finances, shareholders are not, as a practical matter, in a position to provide oversight for the company's dealings with the CPUC, let alone be able to provide an informed judgment regarding the impacts of specific technology or pricing decisions on PG&E and the CPUC regulatory structure as a whole. Furthermore, because PG&E cannot implement the Proposal without CPUC policy changes, implementation of the Proposal would force PG&E to lobby the CPUC in respect of such changes.

Recent Staff NALs support PG&E Corporation's conclusion, and have permitted exclusion of shareholder proposals that focus on specific lobbying activities relating to business operations, rather than general political activities. *See, e.g., Duke Energy Corporation* (avail. Feb. 24, 2012) (proposal to require board report regarding global-warming related lobbying activities); and *PepsiCo, Inc.* (avail. Mar. 3, 2011) (proposal to require board report regarding political lobbying activities, with a focus on cap and trade legislation).

For these reasons, PG&E Corporation believes that the Proposal pertains to ordinary business matters relating to the company's offerings of products and services, the pricing and technology decisions relating to those products and services and general operations, and – possibly – lobbying activities relating to specific operations. Further, PG&E Corporation does not believe that the Proposal focuses on a significant policy issue as defined by Staff. For these reasons, PG&E believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and that this position is supported by Staff's prior decisions, as reflected in the above cited NALs.

C. The Proposal is mandatory, would require action that violates state law, and may be excluded pursuant to Rule 14a-8(i)(1)

PG&E Corporation may exclude the Proposal under Rule 14a-8(i)(1) because it mandates board action in violation of state law, as opposed to requesting or recommending an action. As previously noted, PG&E Corporation is a California corporation. Under the California Corporations Code, the power to manage the affairs of the corporation lies with the board of directors, not the shareholders. Cal. Corp. Code § 300(a) (Deerings 2009).

Under Rule 14a-8(i)(1) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) states that proposals cast as recommendations or requests are typically proper under state law, but that mandatory proposals that would be binding on a company if approved by shareholders may not be considered proper under state law. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." In several instances, the Staff has found shareholder proposals excludable where the proposal used mandatory language that required an issuer to take action in a manner inconsistent with California state law. *See, e.g.* NALs for *PG&E Corporation* (avail. March 7, 2008); and *National Technical Systems, Inc.* (avail. March 29, 2011).

The Proposal mandates that PG&E revise its current smart meter "opt out" policy and take other related steps. If adopted, the Proposal would force PG&E Corporation to take certain actions; the binding nature of the Proposal would thus require PG&E Corporation's board of directors to perform in a manner inconsistent with Section 300(a) of the California

Corporation Code, which vests the power to manage the affairs of the corporation with the board of directors, not the shareholders. Therefore, the Proposal may be excluded under Rule 14a-8(i)(1). As noted above, this position is consistent with recent positions taken in Staff NALs.

D. The Proposal contains false and misleading statements that may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where, among other things, (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

PG&E Corporation believes that each of the following statements is materially false or misleading to shareholders who are considering the Proposal. We also provide recommendations regarding how to address each issue.

- *STATEMENT: "Whereas, some cities enacted moratoriums on the installation of such products as smart meters with in their city limits which were ignored by PG&E and its installing contractor Wellington Energy violating the local law when PG&E should want to be known as a follower and support of the rule of law especially local law."*

  This statement falsely states that PG&E and Wellington violated local laws that related to smart meter moratoriums.

  As noted in opinion of counsel attached as Exhibit B, the CPUC is the agency designated by the California Constitution with the exclusive and comprehensive authority to regulate the rates, terms and services of public utilities. PG&E is a public gas and electric utility operating in Northern California. PG&E is subject to the jurisdiction of the CPUC. PG&E has been required by the CPUC to deploy advanced metering infrastructure to serve PG&E's public utility retail electric and natural gas customers. Among other things, PG&E must replace customers' existing analog electric and gas meters with new digital "smart meters" that collect electrical and natural gas billing and usage data and then periodically transmit the data wirelessly and electronically to PG&E.

  The CPUC orders do not permit a local government or community the right to "opt out" of installation of "smart meters" for public utility service to its residents, and consequently those moratoriums are preempted by the CPUC regulations and are unenforceable against PG&E.

PG&E recommends that this entire paragraph be deleted from the Proposal.

- *STATEMENT: "Whereas PG&E submitted an opt out policy on smart meters with expensive fees and the CA Public Utilities Commission approved them charging each opt outer a $75 initial fee with a $120 per year fee to have the meter read for a total of $195.00 for not getting a smart meter the first year."*

  PG&E submitted a draft "opt out" policy at the direction of the President of the CPUC, and the CPUC amended the policy before adoption and adopted specific regulations and orders requiring PG&E to implement an "opt out" program pursuant to its tariffs. The Proposal misleadingly suggests that PG&E is the sole architect of the fee structure and fee amounts, when in fact the CPUC has mandated these requirements pursuant to its regulatory and legal authority.

  PG&E recommends that this paragraph be amended to merely provide as follows:

  - *STATEMENT: "Whereas ~~PG&E submitted an opt out policy on smart meters with expensive fees and~~ the CA Public Utilities Commission ~~approved~~ has ordered an opt out policy that charges ~~them charging~~ each opt outer a $75 initial fee with a $120 per year fee to have the meter read for a total of $195.00 for not getting a smart meter the first year."*

III. CONCLUSION

As discussed above, we believe, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from PG&E Corporation's 2013 Proxy Materials under Rule 14a-8(i)(1). PG&E Corporation also believes, based on the foregoing (including the opinion of counsel attached as Exhibit B), that the Proposal may be excluded from the 2013 Proxy Materials pursuant to SEC Rules 14a-8(i)(2),(6) and (7). In addition, we believe that portions of the Proposal's supporting statement are impermissibly false and misleading, and may be amended or excluded from the 2013 Proxy Materials pursuant to SEC Rule 14a-8(i)(3).

By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal or portions of the Proposal from its 2013 Proxy Materials or amends the Proposal, as described above and in reliance on the aforementioned rules.

We would appreciate a response from Staff by March 5, 2013, to provide the Corporation with sufficient time to finalize and print its 2013 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: ***FISMA & OMB Memorandum M-07-16***

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,



Frances S. Chang

cc: Linda Y.H. Cheng, PG&E Corporation
Peter B. Kaiser (via e-mail at ***FISMA & OMB Memorandum M-07-16***

Attachments: Exhibits A-B

EXHIBIT A

From: Corporate Secretary
Sent: Tuesday, December 04, 2012 5:13 PM
To: Peter Kaiser
Cc: Cheng, Linda Y H
Subject: RE: PGE Shareholder Proposal for 2013 annual meeting

Mr. Kaiser,

We confirm receipt of the shareholder proposal you submitted today, December 4, 2012. We will contact you should we have further questions or comments regarding your submission.

Thank you,

-Janice

Janice L. Stetler
Manager - Operations
Office of the Corporate Secretary
PG&E Corporation/Pacific Gas and Electric Company
(415) 973-8718

From: Peter Kaiser ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 04, 2012 4:55 PM
To: Corporate Secretary
Subject: PGE Shareholder Proposal for 2013 annual meeting

Here is my proposal. Please consider it a friendly inhouse proposal to be accepted. Peter Kaiser ***FISMA & OMB Memorandum M-07-16***

Linda Y. Cheng
Vice President and Secretary
Pacifica Gas and Electric Company
One Market, Spear Tower Suite 2400
San Francisco, Ca 94105-1126 4 December 2012

Dear Ms. Cheng:

I am the owner of 312 shares of PG&E common stock. I have continuously owned the shares for more than one year and intend to hold them through the next annual meeting. For that meeting I offer the following proposal:

SUBJECT: CUSTOMER FRIENDLY SMART METER OPT OUT/OPT IN POLICY

Whereas, our company usually seeks to have reasonable, common sense policies which get strong support and voluntary reception from its customers;

Whereas, it would be inappropriate and possibly illegal to for PG&E to force customers to accept and even pay for a product or service which they do not want to have;

Whereas, customers should not be forced to buy a product such are smart meters which they believe violates their privacy rights and/or causes risks to their health and it not in their best interests;

Whereas, some cities enacted moratoriums on the installation of such products as smart meters with in their city limits which were ignored by PG&E and its installing contractor Wellington Energy violating the local law when PG&E should want to be known as a follower and supporter of the rule of law especially local law;

Whereas, PG&E submitted an opt out policy on smart meters with expensive fees and the CA Public Utilities Commission approved them charging each opt outer a $75 initial fee with a $120 per year fee to have the meter read for a total of $195.00 for not getting a smart meter the first year;

Whereas, unnecessary lawsuits and poor public relations have resulted from this forcing of smart meters on customers who do not want them;

Resolved: to avoid unnecessary future problems with smart meters and customers, PG&E will revise its current smart meter opt out policy to allow no initial fees for opting out and no fees for reading opt out meter with any fees already paid to be returned to the customer; will allow any customer to read their own meter free of charge; and will reinstall an analog meter to anyone who wants one free of charge and require any new smart meter installations only for those who voluntarily request it in writing.

Sincerely,
Peter B. Kaiser



Linda Y.H. Cheng
Vice President,
Corporate Governance
and Corporate Secretary

77 Beale Street, 24th Floor
Mail Code B24W
San Francisco, CA 94105

415.973.8200

December 13, 2012

~~VIA E-MAIL~~ ***FISMA & OMB Memorandum M-07 ~~and FEDEX~~

Mr. Peter B. Kaiser
FISMA & OMB Memorandum M-07-16

Dear Mr. Kaiser:

This will acknowledge receipt on December 4, 2012 of a shareholder proposal and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2013 annual meeting.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 (including amendments indicating any change in ownership level) reflecting the shareholder's ownership of shares as of or before the date on which the one-year eligibility period began, and the shareholder's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

SEC staff guidance indicates that, with respect to item (1) above, the "record" holder providing proof of ownership must be a "participant" in the Depository Trust Company (or DTC), or an affiliate of a DTC participant. If the DTC participant or affiliate does not know the shareholder's specific holdings, then it will be acceptable to provide a ownership letters from both the DTC participant (or affiliate) and the shareholder's bank, broker, or other securities intermediary – one from the shareholder's broker or bank or other securities intermediary, confirming the shareholder's ownership, and the other from the DTC participant (or affiliate) confirming the broker, bank, or other security intermediary's ownership.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If within the 14-day limit the Corporation does not receive the confirmation of ownership from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2013 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the eligibility requirements noted above, we have not determined whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if another valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

charles SCHWAB

December 26, 2012

FISMA & OMB Memorandum M-07-16
Questions: (800)378-0685X34401

Susan Kaiser, Peter Kaiser

FISMA & OMB Memorandum M-07-16

Dear Susan Kaiser and Peter Kaiser,

I am writing in response to your recent inquiry regarding the 182 shares of PG&E Corp currently held in the above-referenced account. These shares were originally deposited into this account as Pacific Electric & Gas Co. certificates on 07/18/1993.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800)378-0685X34401.

Sincerely,



Christopher Haller
SOS Phx Team A
2423 E Lincoln Dr
Phoenix, AZ 85016-1215

Chang, Frances (LAW)

From:	Corporate Secretary
Sent:	Wednesday, December 26, 2012 1:14 PM
To:	Peter Kaiser***FISMA & OMB Memorandum M-07-16***
Cc:	Cheng, Linda Y H
Subject:	Proof of ownership

Good afternoon Mr. Kaiser,

Thank you for the voicemail this morning.

This email will confirm that we have received and accept the proof of ownership submitted by your broker.

Have a pleasant day,

-Janice

Janice L. Stetler
Manager - Operations
Office of the Corporate Secretary
PG&E Corporation/Pacific Gas and Electric Company
(415) 973-8718

Exhibit B

Memorandum

Date: January 4, 2013

To: SENIOR VICE PRESIDENT AND GENERAL COUNSEL

From: LAW – CHRISTOPHER J. WARNER

Hyun Park:



For the purposes of rendering the opinion expressed herein, I have examined the proposal and supporting statements submitted by Peter B. Kaiser to PG&E Corporation, for inclusion in PG&E Corporation's 2013 proxy materials (Proposal).

The following is presented in my capacity as in-house counsel for Pacific Gas and Electric Company, which is the primary operating subsidiary of PG&E Corporation. I am admitted to the State Bar of California.

I. THE PROPOSAL

The Proposal provides as follows:

> Resolved, to avoid unnecessary future problems with smart meters and customers, PG&E will revise its current smart meter opt out policy to allow no initial fees for opting out and no fees for reading opt out meter with any fees already paid to be returned to the customer; will allow any customer to read their own meter free of charge; and will reinstall an analog meter to anyone who wants one free of charge and require any new smart meter installations only for those who voluntarily request it in writing.

II. DISCUSSION

I have been asked for opinion regarding whether implementation of the Proposal would cause PG&E Corporation and/or its controlled subsidiary, Pacific Gas and Electric Company (PG&E), to violate California law.

For the reasons set forth below, it is my opinion that implementation of the Proposal would violate California law by violating orders and regulations of the California Public Utilities Commission (CPUC).

- The California Public Utilities Commission (CPUC) is the exclusive agency designated by the California Constitution and the California Legislature to regulate the rates, terms and services of public utilities, and no other public body may regulate matters over which the Legislature has granted authority to the CPUC.[1] Violations of CPUC orders and regulations are against the law and subject to civil and criminal penalties.[2]

---

[1] *California Constitution*, Article XII, Sections 2, 5, 6 and 8; *California Public Utilities Code*, Division 1, Part 1, "Public Utilities Act".

[2] *California Public Utilities Code*, Sections 2101, *et seq.*

- Pacific Gas and Electric Company (PG&E) is a public gas and electric utility operating in Northern California. PG&E is subject to the jurisdiction of the CPUC.

- PG&E has been required by the CPUC to deploy advanced metering infrastructure (AMI) to serve PG&E's public utility retail electric and natural gas customers.[3] Among other things, PG&E must replace customers' existing analog electric and gas meters with new digital "smart meters" that collect electrical and natural gas billing and usage data and then periodically transmit the data wirelessly and electronically to PG&E.

- In February, 2012, the CPUC modified its prior AMI decisions and ordered PG&E to implement an option for residential customers who do not wish to have a wireless "smart meter" installed at their location.[4] The CPUC order requires customers electing the alternative metering option to pay certain costs of the option, in the form of specific customer fees and charges. The CPUC order and tariffs further require that, unless a customer elects to exercise the option for an alternative meter, the customer will be served by a wireless "smart meter" as a condition of receiving public utility service.

- Other CPUC decisions have rejected challenges to the terms and conditions of the CPUC AMI orders and program.[5] Also, on December 14, 2012, the 1st District, California Court of Appeal summarily rejected a petition for writ of review challenging one of the CPUC's AMI orders.[6]

PG&E may not unilaterally revise its current "opt out" policy, as that policy is established by CPUC orders and decisions. Further, CPUC orders and decisions require that PG&E to take actions and charge fees that are contrary to the Proposal's specific requirements.

III. CONCLUSION

Based upon the foregoing, I am of the opinion that the Proposal, if implemented, would cause PG&E Corporation's primary operating subsidiary, Pacific Gas and Electric Company, to violate state law. Such violations also could create potential liability for civil and criminal penalties.

This opinion is limited to the laws of the State of California, as currently in effect, and no opinion is expressed with respect to such laws as subsequently amended, or any other laws, or any effect that such amended or other laws may have on the opinions expressed herein. The opinion expressed herein is

[3] D.06-07-027, *Final Opinion Authorizing Pacific Gas and Electric Company To Deploy Advanced Metering Infrastructure*, issued on July 20, 2006 in Application (A.) 05-06-028, at p. 68, available at http://docs.cpuc.ca.gov/word_pdf/FINAL_DECISION/58362.pdf.; D.09-03-026, *Decision on Pacific Gas and Electric Company's Proposed Upgrade to the SmartMeter Program*, issued on March 31, 2009 in A.07-12-009, at p. 195, available at http://docs.cpuc.ca.gov/word_pdf/FINAL_DECISION/98486.pdf.

[4] D.12-02-014, February 1, 2012, http://docs.cpuc.ca.gov/PublishedDocs/WORD_PDF/FINAL_DECISION/159342.PDF; rehearing denied, D.12-11-018, November 8, 2012, http://docs.cpuc.ca.gov/PublishedDocs/Published/G000/M030/K508/30508371.PDF.

[5] See, e.g., Resolution E-4533, November 13, 2012, http://docs.cpuc.ca.gov/PublishedDocs/Published/G000/M033/K783/33783029.PDF.

[6] See, Order, 1st District, California Court of Appeal, *EMF Safety Network* v. *Public Utilities Commission, et al.*, A135927, December 14, 2012.

limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

This opinion is provided with the understanding that a copy will be furnished to the Securities and Exchange Commission in connection with the matters addressed herein.



Christopher J. Warner, Chief Counsel

Cc: Frances Chang

EXHIBIT B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Frances S. Chang
PG&E Corporation
frances.chang@pge.com

Re: PG&E Corporation
Incoming letter dated January 4, 2013

Dear Ms. Chang:

This is in response to your letter dated January 4, 2013 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/ divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter B. Kaiser
FISMA & OMB Memorandum M-07-16

February 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 4, 2013

The proposal directs the company to "revise its current smart meter opt out policy to allow no initial fees for opting out and no fees for reading opt out meter with any fees already paid to be returned to the customer." The proposal also directs the company to "allow any customer to read their own meter free of charge" and "reinstall an analog meter to anyone who wants one free of charge and require any new smart meter installations only for those who voluntarily request it in writing."

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(2) and rule 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause PG&E to violate state law. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2) and rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

EXHIBIT C

Chang, Frances (LAW)

From: Peter Kaiser***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 26, 2013 11:30 PM
To: 'shareholderproposals'
Cc: Chang, Frances (LAW)
Subject: RE: Rule 14a-8 no-action response: PG&E / Kaiser

Ted Yu
Securities And Exchange Commission
Washington DC 20549

February 26, 2013

Dear Mr. Ted Yu,

I have just received and evaluated your response to PGE request for a No-Action Letter on my shareholder proposal on Customer Friendly Smart Meter Opt out/Opt In Policy. I realize that I unfortunately made an error by forgetting to include the comment that requests that PGE go through the normal procedure of accepting my proposed smart meter policy change by the PG&E Board and then duly submitting it to the California Public Utilities Commission for their appropriate action and hopefully approval. I should have notified you of this before. I am familiar with the CPUC requirement to approve the PG&E policy before implementation. I made the mistake of assuming this was understood by PG&E and others.

So I hereby request that PG&E modify my shareholder proposal to add an amendment at the end to correct this omission : PG&E will thus modify its current smart meter policy as above and properly submit it to the California Public Utilities Commission for CPUC approval and implementation.

So please reconsider your response based on this modification. This means that PG&E will follow proper procedure and will not violate any California State Laws and will do nothing illegal. This correction should eliminate any objections to the proposal and allow you to revoke the No-Action Letter and allow PG&E to present it to the shareholders for the annual meeting. This change should insure better customer relations and reduce unnecessary smart meter law suits by making it voluntary and also following proper CPUC procedures and laws. I do not think PG&E will object to a policy revision which should establish better public relations and reduce expensive lawsuits and follows proper procedures. As I believe PG&E has a suspense date to finally hear from the SEC on this matter by 1 March 2013, your prompt consideration and positive response on this matter will be greatly appreciated so that PG&E may properly add this proposal to its proxy statement for its upcoming 2013 Annual Meeting of Stockholders.

Sincerely,
Peter B. Kaiser

FISMA & OMB Memorandum M-07-16

Cc: Frances S. Chang
PG&E VP

-----Original Message-----
From: shareholderproposals [mailto:shareholderproposals@SEC.GOV]
Sent: Tuesday, February 26, 2013 2:46 PM
To: frances.chang@pge.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Rule 14a-8 no-action response: PG&E / Kaiser

Please see the attached Rule 14a-8 no-action response. If you have any questions or are unable to open the attachment, please call the Office of Chief Counsel in the SEC's Division of Corporation Finance at (202) 551-3520.